UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                               Conolog Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                   208254 40 9
                                 (CUSIP Number)

                              Fred S. Skolnik, Esq.
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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                                  SCHEDULE 13D

CUSIP No.         208254 40 9                                Page  2 of 8 Pages

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CLOG LLC
         I.R.S. Identification Number:11-3479491

         The Nybor Group, Inc.
         I.R.S. Identification Number: 11-3095214

         Warren Schreiber

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [  ]  (b) [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*    WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [X]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         CLOG LLC - State of New York
         The Nybor Group, Inc. - State of New York
         Warren Schreiber - United States of America

 NUMBER OF  SHARES                    7    SOLE VOTING POWER
                                            CLOG LLC - 0
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 0

 BENEFICIALLY  OWNED BY               8    SHARED VOTING POWER
                                            CLOG  LLC  -  1,400,000
                                            The Nybor Group, Inc. -  757,143
                                            Warren Schreiber - 2,157,143
                                            (represents amount owned by CLOG LLC
                                             and The Nybor  Group, Inc.)

 EACH  REPORTING                      9    SOLE DISPOSITIVE POWER
                                            CLOG LLC - 0
                                            The Nybor Group, Inc. - 0
                                            Warren Schreiber - 0



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 PERSON  WITH                       10  SHARED DISPOSITIVE POWER
                                            CLOG LLC - 1,400,000
                                            The Nybor Group, Inc. - 757,143
                                            Warren    Schreiber    -   2,157,143
                                            (represents amount owned by CLOG LLC
                                            and The Nybor Group, Inc.)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            CLOG LLC - 1,400,000
                                            The Nybor Group, Inc. - 757,143
                                            Warren    Schreiber    -   2,157,143
                                            (represents amount owned by CLOG LLC
                                            and The Nybor Group, Inc.)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*   [    ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                            CLOG LLC - 18.9%
                                            The Nybor Group, Inc. - 12.6%
                                            Warren Schreiber - 29.1% (represents
                                            amount  owned  by  CLOG  LLC and The
                                            Nybor Group, Inc.)

14       TYPE OF REPORTING PERSON*
                                            CLOG LLC - CO
                                            The Nybor Group, Inc. - CO
                                            Warren Schreiber - IN

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Item 1.           Security and Issuer.

     The Reporting Persons are making this statement in reference to shares of Common Stock, par value $.01 per share (the "Common Stock"), of Conolog Corporation, a Delaware corporation ("Conolog" or the "Issuer"). The address of Conolog's principal executive offices is 5 Columbia Road, Somerville, NJ 08876.

Item 2.           Identity and Background.

     Reference is made to Item 2 of Amendment  No. 2 to the  Reporting  Persons'
Schedule 13D, filed with the Securities and Exchange Commission on June 28, 1999 ("Amendment No. 2").

     On or about September 2, 1999, Mr. Schreiber was indicted in the United States District Court - Southern District of New York, on 24 counts, out of a 26 count indictment, including conspiracy to commit securities fraud, wire fraud, money laundering, making false statements in public offerings and omissions in the Form B-D filed for two broker-dealers. Six other individuals and three brokerage firms were indicted concurrently.

Item 3.           Source and Amount of Funds or Other Consideration.

     See Item 4.

Item 4.           Purpose of Transaction.

     On September 22, 1999, The Nybor Group, Inc. ("Nybor") sold 20,000 shares of Common Stock in the open market at a price of approximately $0.98 per share. On September 23, 1999, Nybor sold 40,000 shares of Common Stock in the open market at a price of approximately $1.01 per share.

     On October 1, 1999, CLOG exercised its option to purchase $100,000 principal amount of convertible debentures of Conolog, as described in Amendment No. 2. CLOG used working capital to fund the purchase. On the same date, CLOG exercised its option to convert the $100,000 principal amount of debentures into 100,000 shares of Common Stock of Conolog and sold such 100,000 shares of Common Stock on the same date in the open market at a price of approximately $1.19 per share.

     Also on October 1, 1999, Nybor sold 3,000 shares of Common Stock in the open market at a price of approximately $1.29 per share. On October 5, 1999, Nybor sold 27,100 shares of Common Stock in the open market at a price of approximately $1.40 per share. On October 6, 1999, Nybor sold 19,900 shares of Common Stock in the open market at a price of approximately $1.19 per share.

     Subject to and depending upon the availability of prices deemed favorable by them, the

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Reporting  Persons  may choose to  exercise  the  option to  acquire  additional convertible debentures described in Amendment No. 2, convert the convertible debentures into shares of Common Stock, and/or purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties, or otherwise.

     Depending upon prevailing conditions and their evaluation of the factors described above, the Reporting Persons may also determine to dispose of shares of Common Stock held by them in the open market, in privately negotiated transactions with third parties, or otherwise.

     The Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

     (a) The Reporting Persons hold 2,157,143 shares of Common Stock in the aggregate (including 1,400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option held by CLOG for the purchase of immediately convertible debentures), which represent 29.1% of the total shares of Common Stock outstanding as of June 8, 1999. Of such shares of Common Stock, CLOG has shared voting and dispositive power with respect to 1,400,000 shares of Common Stock, Nybor has shared voting and dispositive power with respect to 757,143 shares of Common Stock and Mr. Schreiber, as controlling member of CLOG and President of Nybor, has shared voting and dispositive power with respect to all of the shares of Common Stock beneficially owned by the Reporting Persons.

     The percentage for the Reporting Persons in the aggregate and for CLOG individually was calculated using as the denominator the sum of (i) the 1,400,000 shares of Common Stock issuable upon the exercise of a currently exercisable option for the purchase of immediately convertible debentures, (ii) the 200,000 shares of Common Stock issued effective June 23, 1999 upon conversion of the convertible debentures, as described in Amendment No. 2, (iii) the 100,000 shares of Common Stock issued effective July 23, 1999 upon conversion of the convertible debentures, as described in Amendment No. 4 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on August 6, 1999, (iv) the 100,000 shares of Common Stock issued effective September 8, 1999 upon the conversion of the convertible debentures, as described in Amendment No. 5 to the Reporting Persons' Schedule 13D, filed with the Securities and Exchange Commission on September 16, 1999 ("Amendment No. 5"), (v) the 100,000 shares of Common Stock issued effective September 10, 1999 upon the conversion of the convertible debentures, as described in Amendment No. 5, (vi) the 100,000 shares of Common Stock issued effective October 1, 1999 upon the conversion of the convertible debentures, as described in Item 4 hereof, (vii) the 1,057,143 shares of Common Stock issued effective June 18, 1999 pursuant to the Restated Consulting Agreement, as described in Amendment No. 2, and (viii) the 4,357,773 outstanding shares of Common Stock as of June 8, 1999, based upon the Quarterly Report on Form 10-Q filed by Conolog for the period ended April 30, 1999. The percentage for Nybor does not include in the denominator the number of shares contained in (i) above.

     (b) See Item 6.

     (c) See Item 4.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     As described in Amendment No. 2, the Restated Option Agreement and Restated Consulting Agreement provide that CLOG and Nybor shall vote any shares of Common Stock acquired pursuant to the terms thereof in the same proportion as votes are cast by the other stockholders of Conolog.

Item 7.           Material to be Filed as Exhibits.

         (1)      Agreement among the Reporting Persons.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 7, 1999

                                       CLOG LLC


                                       By: /s/ Warren Schreiber
                                          ----------------------------------
                                           Warren Schreiber, Member



                                        /s/ Warren Schreiber
                                       --------------------------------------
                                       Warren Schreiber



                                       THE NYBOR GROUP, INC.


                                       By: /s/ Warren Schreiber
                                         ----------------------------------
                                          Warren Schreiber, President

                                    EXHIBIT 1


                  The undersigned agree that the Amendment to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.

Dated: October 7, 1999

                                           CLOG LLC


                                           By: /s/ Warren Schreiber
                                              -------------------------------
                                              Warren Schreiber, Member



                                             /s/ Warren Schreiber
                                           -----------------------------------
                                           Warren Schreiber



                                           THE NYBOR GROUP, INC.


                                           By: /s/ Warren Schreiber
                                              ------------------------------
                                              Warren Schreiber, President






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